BTQ Unveils Breakthrough Research on Quantum Energy Advantage

● Breakthrough in Quantum Computing: BTQ Technologies Corp. has published groundbreaking research highlighting the "Quantum Energy Advantage," focusing on quantum computing's ability to significantly reduce energy consumption, beyond its well-known speed capabilities.

● Quantum Proof-of-Work: The research showcases a quantum proof-of-work (QPoW) algorithm that leverages quantum computing for blockchain technology, offering a practical solution to significantly lower the energy demands of cryptocurrencies like Bitcoin, thus addressing environmental concerns.

● Sustainability and Efficiency: This advancement signals a shift towards more sustainable computing by demonstrating quantum technology's potential not only in enhancing computational speed but also in promoting energy efficiency, marking a significant step towards the application of quantum computing in solving real-world problems.

Vancouver, Canada, March 28, 2024 -- BTQ Technologies Corp. (the "Company" or "BTQ") (NEO CA: BTQ) (OTCQX: BTQQF) (FSE: NG3), a global quantum technology company focused on securing mission-critical networks, is pleased to announce groundbreaking research findings that redefine the energy efficiency paradigm in quantum computing. This significant advancement, discussed in an insightful blog post, introduces the concept of "Quantum Energy Advantage," shifting the narrative from quantum computing's speed capabilities to its potential in reducing energy consumption.

Historically, quantum computing has been heralded for its ability to solve problems at speeds unachievable by classical computing methods, a phenomenon often referred to as "quantum supremacy." BTQ's latest research, however, suggests that the real value of quantum computing lies in its superior energy efficiency. This revelation is crucial in an era where the energy demands of computational processes are skyrocketing.

The study delves into the fundamental differences between classical computing, which utilizes bits for information processing, and quantum computing, which operates with qubits. Qubits have the unique ability to exist in multiple states simultaneously due to the principle of quantum superposition. This characteristic enables quantum computers to tackle certain computational problems with exponentially lower energy consumption than classical computers, particularly in areas where traditional computing methods falter due to complexity.

One of the most compelling aspects of BTQ's research is its application to the blockchain technology sector, specifically concerning the energy-intensive proof-of-work (PoW) mechanism utilized by cryptocurrencies like Bitcoin. By implementing boson-sampling, a method in quantum computing, BTQ researchers have developed a quantum proof-of-work (QPoW) algorithm that dramatically reduces the energy expenditure required for blockchain transactions. This innovation not only exemplifies a practical use case for quantum computing but also addresses a significant environmental concern associated with blockchain technology.

"Our findings mark a pivotal moment in the exploration of quantum computing, highlighting its potential to revolutionize both computational speed and energy efficiency," stated Olivier Roussy Newton, CEO of BTQ. "The application of quantum computing in reducing the environmental impact of digital networks exemplifies our commitment to leveraging cutting-edge technology for solving real-world problems. We stand on the brink of a new computing era, where quantum technology not only enhances performance but also champions sustainability."

About BTQ

BTQ was founded by a group of post-quantum cryptographers with an interest in addressing the urgent security threat posed by large-scale universal quantum computers. With the support of leading research institutes and universities, BTQ is combining software and hardware to safeguard critical networks using unique post-quantum services and solutions.

Connect with BTQ: Website | LinkedIn

ON BEHALF OF THE BOARD OF DIRECTORS

Olivier Roussy Newton

CEO, Chairman

For further information:

E: desk@btq.com

Bill Mitoulas

Investor Relations

T: +1.416.479.9547

E: bill@btq.com

Neither the NEO nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "1933 Act") or any state securities laws and may not be offered or sold within the United States or to, or for account or benefit of, U.S. Persons (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws, or an exemption from such registration requirements is available.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.